767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Wildfire New PubCo, Inc.

386 Park Avenue South, FL 20

New York, NY 10016

VIA EDGAR

September 23, 2022

Brian Fetterolf & Mara Ransom

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Wildfire New PubCo, Inc.

Registration Statement on Form S-4

Filed August 12, 2022

File No. 333-266840

Dear Mr. Fetterolf & Ms. Ransom:

On behalf of Wildfire New PubCo, Inc. (the “Company”), please find a response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 9, 2022 (the “Comment Letter”) with regard to the Registration Statement on Form S-4 (File No. 333-266840) filed by the Company on August 12, 2022 (the “Registration Statement”). The Company is concurrently providing to the Commission Amendment No. 1 to the Registration Statement, as filed on EDGAR on the date hereof (the “Amendment No. 1”). Captions and page references herein correspond to those set forth in Amendment No. 1. The responses are based on information provided to us by the Company. Amendment No. 1 also includes other changes that are intended to update and clarify the information contained therein. Capitalized terms used but not defined herein have the respective meanings ascribed to them in Amendment No. 1.

Set forth below in bold are the comments contained in the Staff’s Comment Letter pertaining to the Registration Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter.

Mr. Fetterolf & Ms. Ransom

September 23, 2022

Registration Statement on Form S-4 filed August 12, 2022

Q. What will Bridger stockholders receive...?, page xxii

1.

Revise to provide an illustrative example of the amount of consideration payable based upon the formula you disclose using a recent practicable date associated with the various inputs to the formula. Revise to clarify, if true, that this amount will fluctuate and, if you know in which direction the inputs are likely to fluctuate, revise to state as much and project the likely results of such fluctuations.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xxii and xxiii of Amendment No. 1 to provide an illustrative example of the amount of consideration payable, the key inputs and assumptions and related disclosures requested by your comment.

Q: What equity stake will current JCIC shareholders and Existing Bridger Equityholders hold . . . ?, page xxiii

2.

We note that the answer presents the equity stake breakdown based upon “no redemption” and “maximum redemption” scenarios. Please revise to offer at least one additional redemption scenario in between those you currently present. Also, separately disclose the sponsor and its affiliates’ total potential ownership from JCIC’s independent directors. Make conforming changes throughout the proxy statement/prospectus, including on page 10, and revise your risk factor on page 36 to also take into account the sponsor earnout shares, new award grants and the conversion of all convertible securities (including the private and public warrants). Last, tell us why you are utilizing an “expected $1 million outstanding balance on the promissory note” in footnote (3).

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xxix, xxxi, 13, 14, 39, 89, 155 and 156 of Amendment No. 1 to add the disclosure requested by your comment.

Q: What happens if a substantial number of the public shareholders . . . ? , page xxvii

3.

We note your disclosure of the trust value per JCIC Class A Ordinary share across a range of varying redemption scenarios, as well as the table presenting possible sources of dilution. Please also revise to take into account the impact of equity issuances on the per share value, including the exercises of public and private warrants, the new award grants and the conversion of the promissory note (as applicable) under each redemption scenario.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xxviii, xxix and xxx of Amendment No. 1 to add the disclosure requested by your comment.

Q: How does the Sponsor intend to vote its shares?, page xxxiii

Mr. Fetterolf & Ms. Ransom

September 23, 2022

4.

Here and elsewhere, as applicable, please describe any consideration provided in exchange for the agreement by each of the sponsor and its affiliates “to waive their redemption rights with respect to their founder shares and public shares.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xxxvi, 16, 154 and 208 of Amendment No. 1 to add the disclosure requested by your comment.

Summary of the Proxy Statement/Prospectus, page 1

5.

Please revise to include pre- and post-closing charts to illustrate the relationships of the various parties before and after the First, Second and Third mergers, depicting ownership and economic interests and related ownership structures. In order to facilitate an understanding of the entities involved, please include a discussion of the functions and services each entity performs, including those agreements discussed in your risk factor on page 71 and your section entitled “Certain Relationships and Related Party Transactions” on page 254. Clearly identify all material contracts and arrangements through which the combined company purports to obtain economic rights and exercise control that results in consolidation of two of such entities into Bridger’s financial statements. Please also explain why you use a variable interest entity structure and discuss whether you will continue to generally utilize the variable interest entity structure in the future. In this regard, we note your disclosure on page 71 that “[t]he Merger Agreement contemplates that all of the outstanding equity interests in [Mountain Air, LLC] will be transferred to Bridger prior to the Closing . . . .”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2, 3, 4 and 5 of Amendment No. 1 to add the disclosure requested by your comment.

The JCIC Board’s Reasons for the Business Combination, page 6

6.	Revise to disclose, as you do on page xxii, the consideration of certain potentially material negative factors the JCIC Board also considered.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10 of Amendment No. 1 to add the disclosure requested by your comment.

Interests of JCIC’s Directors and Executive Officers in the Business Combination, page 15

7.

Please highlight the risk that the sponsor and its affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate, as you do on pages 26 and 143. Please also clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other JCIC public shareholders experience a negative rate of return in the post-business combination company, as you do on pages 26 and 143. Last, please separate your discussion of the sponsor and its affiliates from your directors and officers that hold additional interests in JCIC (e.g., Heather Hartnett, Samir Kaul and Richard Noll), and provide comparable disclosure for such directors and officers. Please make conforming changes throughout the proxy statement/prospectus as applicable.

Mr. Fetterolf & Ms. Ransom

September 23, 2022

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 17, 18, 19, 28 and 149 of Amendment No. 1 to add the disclosure requested by your comment.

“JCIC may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you . . . “, page 38

8.

Please highlight the material differences between the public warrants and the private warrants, particularly by disclosing that JCIC cannot redeem the private warrants held by the sponsor or its permitted transferees subject to certain exceptions, as you discuss on page 264. Please also briefly describe the exceptions pursuant to which the registrant may redeem such private warrants. Last, clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 41 and 42 of Amendment No. 1 to add the disclosure requested by your comment.

Operation Risks, page 52

9.

You disclose several risks that relate to your need for or intent to offer services internationally, however, it does not appear that these risks are ripe given the lack of any imminent operations in such locations. Tell us why you believe a discussion of such risks is appropriate or revise to clarify your plans in that regard.

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 to remove the international risk factors as these risks are not yet ripe to Bridger’s business operations.

“We have government customers...”, page 61

10.	Enhance your discussion of this risk to specify the amount of revenue that constitutes a “substantial portion” and that are subject to the appropriation approval.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 64 and 65 of Amendment No. 1 to add the disclosure requested by your comment.

“Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law . . . “, page 80

11.

We note your disclosure that, regarding the forum selection clause in your exclusive forum provision, federal court will be the exclusive forum for litigation arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In that regard, please amend your risk factor to acknowledge that there is uncertainty as to whether a court would enforce such provision.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 83 of Amendment No. 1 to add the disclosure requested by your comment.

Mr. Fetterolf & Ms. Ransom

September 23, 2022

Unaudited Pro Forma Condensed Combined Financial Information

2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 93

12.	Please tell us why the adjustment noted in footnote (Q) is increasing accumulated deficit when the related adjustment noted in footnote (SS) appears to be decreasing your net loss.

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 to update the adjustment noted in footnote (O), formerly footnote (Q), to align with adjustment noted in footnote (OO), formerly footnote (SS).

Background of the Business Combination, page 123

13.

We note your disclosure that JCIC “commenced due diligence” with respect to “seven such potential business combination targets (other than Bridger).” Please include a more detailed discussion regarding any material meetings, discussions or negotiations that JCIC had with these potential targets, including a discussion of the additional target to whom JCIC sent a non-binding LOI to (other than Target A and Bridger). In revising your disclosure, please discuss the general industry of such targets in addition to Target A. With respect to JCIC’s decision to terminate discussions with Target A, please elaborate on what you mean by “unfavorable market conditions,” and also explain the reason why you did not pursue a business combination with the other potential candidate that received a non-binding LOI.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 127 of Amendment No. 1 to add the disclosure requested by your comment.

14.

We note your disclosure that “[f]rom time to time, JCIC had general catch-up calls with UBS Securities LLC (“UBS”), a lead book-runner in JCIC’s IPO.” Please explain what you mean by “catch-up calls” and provide a more detailed discussion of such calls and what was discussed between JCIC and UBS. Additionally, please quantify the aggregate fees payable to UBS upon completion of a business combination.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 127 and 128 of Amendment No. 1 to add the disclosure requested by your comment.

15.

We note your disclosure that a representative of J.P. Morgan SSG initially “contacted a representative of JCIC, to discuss the potential investment opportunity presented by Bridger,” as well as your disclosure that J.P. Morgan Securities “was not involved in the introduction to Bridger and did not advise JCIC in connection with the Business Combination.” Please revise to explain how J.P. Morgan Securities was not involved in such introduction, and clarify J.P. Morgan Securities’ relationship with J.P. Morgan SSG.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 128 of Amendment No. 1 to add the disclosure requested by your comment.

16.	Elaborate upon the content of Bridger’s financial model, which was discussed on January 3 and 25, 2022. Explain who prepared the model and whether it relied upon financial projections of any kind.

Mr. Fetterolf & Ms. Ransom

September 23, 2022

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 128 and 129 of Amendment No. 1 to add the disclosure requested by your comment.

17.

We note your disclosure that, on January 10, 2022, “JCIC sent a draft non-binding term sheet to Bridger which contemplated (i) a pre-money enterprise value of $800,000,000, which was based on the mid-point of a range of EBITDA multiples applied to Bridger’s 2023E EBITDA . . . .” Please revise to provide more detail regarding the negotiations and board considerations leading up to the final agreed-upon valuation, including a further description of the financial projections and any discussions relating to the projections underlying assumptions. In revising your disclosure, please revise to clarify whether the pre-money enterprise value of $807,600,000 exchanged on April 15, 2022 was the final agreed-upon valuation of Bridger, and discuss how such valuation was used in setting the transaction consideration. Provide the implied pre-money equity values that were derived from the pre-money enterprise values. In this regard, we note that it appears that the transaction consideration ultimately used a net equity value of $724,600,000.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 130 of Amendment No. 1 to add the disclosure requested by your comment.

18.

We note your disclosure that “[o]n April 25, 2022, Bridger consummated its Series C preferred financing, with J.P. Morgan SSG as the principal investor” in an amount of $300 million. Please also discuss the purpose of this financing and the related interests of the parties in connection with the proposed business combination, and particularly elaborate on the “plan to redeem preferred shares of Bridger” and identify the holders of such shares. In this regard, we note your disclosure on page 253 indicates that the majority of this financing was used to redeem certain preferred shares of Bridger held by the BTO Stockholders and by Bridger Element LLC, which is beneficially owned by Matthew Sheehy. Please also discuss the details of any discussions pertaining to the agreement that such Series C preferred stock would be converted into New Bridger Series A Preferred Stock upon closing of the business combination, including “the calculation of the value of the Bridger Series C Preferred Shares.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 130 and 131 of Amendment No. 1 to add the disclosure requested by your comment.

19.	Explain how the LOI terms evolved to include the Series C preferred round of financing and removed the expectation of a PIPE financing.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 130 and 131 of Amendment No. 1 to add the disclosure requested by your comment.

20.

We note your disclosure that the revised draft LOI on May 3, 2022 provided that the BTO Stockholders would be subject to a 6-month lock-up period (as opposed to one year) and that the initial composition of the combined company’s board would include “two directors to be designated by BTO Stockholders,” subject to a ten percent ownership threshold in the combined company. Please disclose the details of any discussions pertaining to BTO Stockholders’ lock-up period and anticipated ownership and influence in the combined company, including Bridger’s decision to consummate the Series C preferred financing with J.P. Morgan SSG and then redeem certain shares held by the BTO Stockholders. Also disclose the final terms of the shareholders agreement, as we note that your disclosure on page 9 indicates that the BTO Stockholders also will maintain one director’s seat for so long as they hold at least 33% of the shares that they held at closing.

Mr. Fetterolf & Ms. Ransom

September 23, 2022

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 130, 131, 137 and 138 of Amendment No. 1 to add the disclosure requested by your comment.

21.

We note your disclosure that “[o]n July 21, 2022, Bridger completed its initial municipal bond financing issuing $135 million of industrial development revenue bonds through Gallatin County, Montana (with an additional $25 million of industrial development bonds being issued on August 10, 2022).” Please discuss the evolution of the parties’ interest in the bond issuance and its related purpose. In this regard, we note your disclosure on page 125 that Bridger evaluated “a follow-on municipal bond offering” as one of various “capital raising options,” and we also note your disclosure on page 85 stating that the issuance was used to redeem certain outstanding Gallatin County municipal bonds previously issued by Bridger as well as certain outstanding Bridger Series A Preferred Shares. In revising your disclosure, elaborate on the details of the 2022 issuance and JCIC’s related interest in the issuance, as we note JCIC attending meetings related to such financing on January 25, April 27 and May 9, 2022.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 131, 132 and 135 of Amendment No. 1 to add the disclosure requested by your comment.

22.

Please discuss all negotiations related to the potential post-closing forfeiture of sponsor shares and the “potential pre-Closing forfeiture by the Sponsor of additional JCIC Class B Ordinary Shares to be based on the amount of funds in JCIC’s Trust Account following JCIC’s shareholder redemptions.” In revising your disclosure, please disclose the final forfeiture terms, which according to your disclosure on page 8, includes both a pre-closing forfeiture dependent on shareholder redemptions and post-closing forfeiture dependent on the combined company’s stock performance.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 136 of Amendment No. 1 to add the disclosure requested by your comment.

23.	Please elaborate upon the discussions and terms of the “treatment of Class D common shares of Bridger” in connection with the business combination.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 135 of Amendment No. 1 to add the disclosure requested by your comment.

24.

We note your disclosure that “[r]evisions to the draft included providing that the Sponsor would agree to convert any outstanding loan balance under the Promissory Note owed by JCIC into shares of New Bridger.” Please elaborate on the negotiation of the convertible promissory note, including which party initially proposed such conversion and the reasons for such deal term, and whether any other alternatives were considered in the event that the trust account, after accounting for redemptions, was less than $50 million.

Mr. Fetterolf & Ms. Ransom

September 23, 2022

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 136 of Amendment No. 1 to add the disclosure requested by your comment.

25.

We note your disclosure that the revised draft of the merger agreement on June 25, 2022 “provided that JCIC would, upon request of Bridger, seek an extension of the deadline by which it must complete a business combination for a period ending not earlier than June 26, 2023.” Please provide the details of this negotiation and disclose the final agreed-upon term.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 136 of Amendment No. 1 to add the disclosure requested by your comment.

26.

We note your disclosure on page 26 that “JCIC renounces its interest in any corporate opportunity offered to any director or officer of JCIC unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of JCIC . . . .” Please address this potential conflict of interest and whether it impacted JCIC’s search for an acquisition target.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 127 of Amendment No. 1 to add the disclosure requested by your comment.

27.

We note your disclosure that “[o]n July 29, 2022, J.P. Morgan Securities notified JCIC that, subject to certain conditions, J.P. Morgan Securities waives its entitlement to the payment of any deferred compensation in connection with its role as underwriter in JCIC’s IPO.” We also note your disclosure that J.P. Morgan Securities “was not engaged by JCIC in a financial advisory role, was not involved in the introduction to Bridger and did not advise JCIC in connection with the Business Combination.” In connection therewith, here or elsewhere, as applicable, please describe what relationship existed between J.P. Morgan Securities and JCIC after the close of the IPO, including any financial or merger-related advisory services conducted by J.P. Morgan Securities. For example, clarify whether J.P. Morgan Securities had any role in the identification or evaluation of business combination targets, including those other than Bridger.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 128 of Amendment No. 1 to add the disclosure requested by your comment.

28.

We note your disclosure that “J.P. Morgan has informed New Bridger that it is not responsible for any portion of the Registration Statement.” Tell us whether J.P. Morgan Securities was involved in the preparation of any disclosure that is included in the Form S- 4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise.

The Company respectfully acknowledges the Staff’s comment. J.P. Morgan Securities was not involved in the preparation of any disclosure that is included in the Registration Statement or Amendment No. 1, including any analysis underlying disclosure in the Registration Statement or Amendment No. 1.

Mr. Fetterolf & Ms. Ransom

September 23, 2022

29.

Please tell us whether you are aware of any disagreements with J.P. Morgan Securities regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that J.P. Morgan Securities was to be compensated, in part, on a deferred basis for its underwriting services in connection with JCIC’s IPO and such services have already been rendered, yet J.P. Morgan Securities is waiving such fees and disclaiming responsibility for the Form S- 4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

The Company respectfully advises the Staff that they are not aware of any disagreements with J.P. Morgan Securities regarding the disclosure in the Registration Statement and Amendment No. 1. The Company has revised the disclosure on page 34 of Amendment No. 1 to add the disclosure requested by your comment.

30.

Disclose whether J.P. Morgan Securities provided you with any reasons for the fee waiver, including any reasons provided in the teleconference on June 6, 2022 prior to such resignation and waiver. If there was no dialogue and you did not seek out the reasons why J.P. Morgan Securities was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, include risk factor disclosure to explicitly clarify that J.P. Morgan Securities has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

The Company respectfully advises the Staff that J.P. Morgan Securities did not provide the Company with the reasons for the fee waiver other than to note the lack of participation in any respect of the Business Combination.

Projected Financial Information, page 133

31.

We note your disclosure that “the financial projections do not take into account any circumstances or events occurring after the date they were prepared.” Please disclose the date of preparation, and to the extent that there was a material lapse in time and change in circumstance since the projections were prepared, disclose whether the projections continue to reflect management’s views on future performance.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 138 and 139 of Amendment No. 1 to add the disclosure requested by your comment.

32.

We note your disclosure that “[y]ou are cautioned not to rely on the financial projections in making a decision regarding the Business Combination.” While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 138 and 139 of Amendment No. 1 to add the disclosure requested by your comment.

33.

We note your disclosure in footnote (1) that “[e]stimates of revenue are based on the addition of aircraft to active contracts, increase of contractual deployment and improved utilization metrics while on contract.” Please revise to address the revenue-related aspects included in your assumptions, including your discussion of assumed “year-over-year escalators of contractual rates” in connection with your revenue growth.

Mr. Fetterolf & Ms. Ransom

September 23, 2022

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 140 of Amendment No. 1 to add the disclosure requested by your comment.

34.

We note your disclosure in footnote (1) that you also took into account “[i]dentified opportunities,” which “are based on external market assessments for unfulfilled demand within the US market for both fire suppression and aerial surveillance.” Please explain what you mean by “identified opportunities” and how you accounted for this, including which assumption (e.g., improved utilization) is supported by your market assessment. Also revise your discussion of your assumptions to discuss such assumed opportunities and the external market assessments.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 140 of Amendment No. 1 to add the disclosure requested by your comment.

Opinion of Vantage Point, page 135

35.

We note your disclosure that “[t]he Opinion was furnished solely to be utilized by the JCIC Board . . . ..” Please remove this statement, as it is inappropriate to limit the opinion’s utilization and reliance to the company’s board of directors.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 141 and 142 of Amendment No. 1 to add the disclosure requested by your comment.

36.

We note your disclosure that Vantage Point reviewed “certain operating and financial information, including projections, provided to Vantage Point by management of Bridger and JCIC relating to Bridger’s business prospects.” Please revise to clarify whether these are the projections prepared by the management of Bridger and provided to the JCIC Board, which are disclosed on page 133. To the extent that Vantage Point reviewed different projections, please disclose those projections or tell us why you are not required to do so.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 141 and 142 of Amendment No. 1 to add the disclosure requested by your comment.

37.

We note your disclosure that “JCIC has also agreed to reimburse Vantage Point for certain expenses.” Please quantify the expenses to date and disclose whether such fees are conditioned upon the completion of the transaction.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 145 of Amendment No. 1 to add the disclosure requested by your comment.

Guideline Public Company Method, page 138

38.	Elaborate upon how Vantage Point opted to use the selected enterprise value multiple ranges of 20.00x to 23.00x FY 2022E Adjusted EBITDA and 13.00x to 15.00x FY 2023E Adjusted EBITDA in its analysis.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 145 of Amendment No. 1 to add the disclosure requested by your comment.

Mr. Fetterolf & Ms. Ransom

September 23, 2022

Shareholder Proposal No. 2 -The Merger Proposal, page 151

39.	Revise to explain why you are seeking shareholder approval for this merger separate from the Business Combination Proposal.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 159 of Amendment No. 1 to add the disclosure requested by your comment.

Material U.S. Federal Income Tax Consequences, page 173

40.

We note your disclosure that “[t]he Second Merger should, when taken together with the related transactions in the Business Combination, qualify as a transaction described in Section 351 of the Code for U.S. federal income tax purposes . . . “ and that “[i]t is uncertain whether the Second Merger also qualifies as a reorganization within the meaning of Section 368(a) of the Code . . . .” Please revise to disclose that such discussion of the Second Merger regarding the Section 351 and 368(a) consequences constitutes the opinion of Weil, Gotshal & Manges LLP, as your exhibit index indicates that they are providing an exhibit 8 opinion as tax counsel. We also note that it appears that you intend to provide a “should” or “more likely than not” opinion with respect to the Section 351 consequences. As the Section 368(a) tax treatment of the Second Merger is also material to shareholders, please also provide such an opinion with respect to the Section 368(a) consequences and explain why you cannot give a firm opinion, including a discussion of the facts not known until closing. Please make similar revisions where you discuss the tax consequences of the transaction throughout the proxy statement/prospectus, and include risk factor disclosure, as appropriate.

The Company respectfully acknowledges the Staff’s comment. With regard to the first part of the Staff’s comment, the Company has revised the disclosure on page 182 of Amendment No. 1 to reflect that the opinion that Weil, Gotshal & Manges LLP (“Weil”) will give on Exhibit 8.1 (the “Exhibit 8.1 Opinion”) is that the statements of law and legal conclusions set forth in the tax disclosure represents the opinion of Weil insofar as it expresses conclusions as to the material U.S. federal income tax consequences of the Second Merger to the U.S. holders of the JCIC Ordinary Shares and JCIC Public Warrants.

With regard to the second part of your comment, Weil does not intend to specifically issue an opinion as to the likelihood that the Second Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code due to a number of factual and legal uncertainties described on page 183 of the Registration Statement (and reproduced below):

It is uncertain whether the Second Merger also qualifies as a reorganization within the meaning of Section 368(a) of the Code (a “Reorganization”). To qualify as a Reorganization, a transaction must satisfy certain requirements, including, among others, that the acquiring corporation (or, in the case of certain reorganizations structured similarly to the Second Merger, its corporate parent) continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of Treasury Regulations Section 1.368-1(d). However, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with only investment-type assets, such as JCIC, the qualification of the Second Merger as a Reorganization is not free from doubt and the IRS or a court could take a different position. Furthermore, because of the legal and factual uncertainties described above, no opinion of counsel has or will be provided regarding the qualification of the Second Merger as a Reorganization.

Mr. Fetterolf & Ms. Ransom

September 23, 2022

Please note that although Weil is not providing an opinion regarding whether the Second Merger qualifies as a reorganization, the Exhibit 8.1 Opinion covers the potential U.S. tax consequences under both scenarios where either the Second Merger does or does not qualify as a reorganization (due to the fact that the tax disclosure describes the U.S. tax consequences under both scenarios). Note that JCIC shareholders that do not own JCIC Public Warrants (or receive New Bridger Warrants in the Second Merger) have the same U.S. tax consequences regardless of whether the Second Merger qualifies as a reorganization under Section 368(a) of the Code (assuming the Second Merger qualifies under Section 351 of the Code). Further, although holders of JCIC Public Warrants (or parties that receive New Bridger Warrants) may have different tax consequences depending on whether the Second Merger qualifies as a reorganization under Section 368(a) of the Code, the Company has described the relevant tax consequences and advised such holders to consult with their tax advisors.

Information about Bridger, page 203

41.

Please provide a source for each of your market and industry statements throughout the proxy statement/prospectus, and in particular explain what you mean by your statement that “Bridger is an industry leader” on page 215. As additional examples only, we note your disclosure that wildland-urban interface areas “have grown by more than 46.0 million acres in the U.S. over the past twenty years,” that they “comprise 10% of the U.S. land area . . . ,” and that the related “residential growth in the fire-prone WUI areas and increasing global temperatures has led to a five-fold increase in annual acres burned per fire . . . (page 203), as well as your references to “[d]ata from the USFS” and “a 2016 report published by Climate Central.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 211, 215, 216, 221 and 224 of Amendment No. 1 to add the disclosure requested by your comment.

42.

We note your disclosure that quantifies the number of planes by type that you expect to be operating by the fourth quarter of 2022. Please also provide comparable data for the planes that you currently operate, to provide a complete picture of your business to shareholders. Reconcile this information with the information you provide in the assumptions to Bridger’s projections on page 134.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 140 and 213 of Amendment No. 1 to add the disclosure requested by your comment.

43.

We note your disclosure that you “are an original customer for LAS’s launch of its Super Scooper CL-415EAF Program” and “BAG Holdings agreed to purchase six of these 12 and is in discussion to potentially purchase two more.” Please revise to explain your reference to “BAG Holdings” and also summarize the material terms of the purchase agreement and file such agreement as an exhibit. In this regard, we also note your disclosure on page 238 that your aircraft purchase obligations are currently $18,195,541.

Mr. Fetterolf & Ms. Ransom

September 23, 2022

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 216 of Amendment No. 1 to add the disclosure requested by your comment. Additionally, the Company has filed a copy of the LAS purchase agreement and related amendments as Exhibits 10.26 – 10.24 of Amendment No. 1.

44.

We note your disclosure that you “maintain active contracts with multiple federal agencies and the state governments of many high wildfire risk states . . . .” We also note that you have filed contracts issued by the U.S. Department of Agriculture Forest Service and the U.S. Forest Service. Please discuss the material terms of these agreements here, including the for-cause and for-convenience termination rights that you discuss on page 61. Additionally, tell us whether any additional customer or supplier relationships are material to your business (e.g., your DOI relationship) and, to the extent such relationships are material, please file any associated agreements as an exhibit to the registration statement, and include a discussion of the material terms of the agreements in the prospectus. In this regard, we note your disclosure on page 65 that “[s]ales to our three largest customers in the aggregate represented 98% . . . of our total revenues during the year ended December 31, 2021,” as well as your disclosure on page 66 that “you rely on a limited number of suppliers . . . .” Please see Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 69, 217 and 218 of Amendment No. 1 to add the disclosure requested by your comment.

Bridger Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 215

45.

We note your disclosure that “[t]he increase in fire suppression revenue accounted for 93% of the total increase in revenues for the year ended December 31, 2021.” We also note your disclosure in the subsequent paragraph that “[t]he increase in fire suppression revenue accounted for 7% of the total increase in revenues for the year ended December 31, 2021.” Revise to reconcile these two statements.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 232 of Amendment No. 1 to clarify that aerial surveillance revenue accounted for 7% of the total increase in revenues for the year ended December 31, 2021.

46.

We note your disclosure on page 55 that “[c]ontinued periods of significant disruption in the supply or cost of aircraft fuel could have a significant negative impact on consumer demand, our operating results, and liquidity.” We also note your disclosure on page 66 that you “rely on a limited number of suppliers for certain raw materials and supplied components.” In connection therewith, please address the extent to which your operations have been materially impacted by increasing gas prices, supply chain disruptions and inflationary pressures.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 226 and 227 of Amendment No. 1 to add the disclosure requested by your comment.

Bridger Management’s Discussion and Analysis of Financial Condition and Results of Operations

Mr. Fetterolf & Ms. Ransom

September 23, 2022

The Business Combination, page 215

47.

Herein and elsewhere, you state that you expect to receive approximately $345 million in cash consideration from JCIC based on JCIC’s Trust Account as of March 31, 2022. On page 86 you state that JCIC cannot predict how many of its public shareholders will exercise their right to redeem their public shares of JCIC’s Class A Ordinary and present multiple redemption scenarios. Therefore it appears unlikely that you would ever receive the full amount of the cash held in the Trust account. Please revise your disclosure to convey the uncertainty of the cash consideration you will receive and consider presenting reasonably likely redemption scenarios.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 225 and 235 of Amendment No. 1 to add the disclosure requested by your comment.

Liquidity and Capital Resources, page 225

48.

You state that you are reporting positive operating profit and operating cash flow. We note that the only period for which this statement is accurate is for the year ended December 31, 2021. Please revise.

The Company respectfully acknowledges the Staff’s comment and has removed the relevant disclosure in Amendment No. 1.

Beneficial Ownership of Securities, page 246

49.

Please disclose in footnote (15) the natural persons with investment and/or voting control over JPMorgan Chase Funding Inc. With respect to footnote (16), we note your disclosure that “Mr. Matthew Sheehy disclaims beneficial ownership over any securities owned by Bridger Element which he does not have any pecuniary interest.” Please note that beneficial ownership is not determined based on pecuniary interest. Please revise to clarify here that the person listed is the beneficial owners of the securities given their authority over the voting and/or investment power over such securities. Please refer to Instruction 2 to Item 403 of Regulation S-K and Rule 13d-(3)(a) of the Exchange Act.

The Company respectfully acknowledges the Staff’s comment and has revised the relevant disclosure on page 260 of Amendment No. 1 to add the disclosure requested by your comment.

Exhibit Index, page II-4

50.

We note your disclosure on the cover page that this registration statement will serve as a prospectus of New Bridger with respect to “shares of New Bridger common stock that may be issued upon exercise of the New Bridger Preferred Stock,” but the fee table that is filed as exhibit 107 does not propose the registration of the shares underlying such preferred stock. Please revise as appropriate to reconcile this inconsistency.

The Company respectfully acknowledges the Staff’s comment and has revised Exhibit 107 to reflect the registration of the of New Bridger Common Stock underlying the New Bridger Series A Preferred Stock.

Mr. Fetterolf & Ms. Ransom

September 23, 2022

General

51.

We note your disclosure on page 74 that you “have publicly advertised and the Municipal Bond was marketed on the basis of our compliance with the core components of International Capital Market Association (ICMA) Green Bond Principles and Social Bond Principles.” Please advise us what consideration you gave to providing climate-related disclosure in proxy statement/prospectus in light of your presence in the municipal ESG marketplace.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company and Bridger recognize that climate-related disclosures generally are important to the current and future stakeholders of the Company. As part of its post-Closing disclosure controls and procedures, the Company aims to assess the intended audience and purpose of each of its communications (e.g., ESG reports, press releases, SEC filings, the Company’s website) and take into account applicable disclosure requirements under U.S. securities laws and regulations, and then tailor the information provided appropriately.

For SEC filings, such as the Registration Statement, this assessment includes consideration, among other things, of whether the information is material to the Company’s current and future shareholders, the applicable disclosure requirements under U.S. securities laws and regulations, including the requirements of Regulation S-K with respect to materiality, within the context of the Company’s business, operating results and financial condition, as well as the impact of legislation and regulations regarding climate-related matters and the physical impact of climate-change on the business of the Company. To the extent that any of the important climate-related information that the Company elects to provide in publicly or privately distributed reports or on its corporate website or elsewhere rises to the level of materiality under the U.S. securities laws and regulations and is responsive to the disclosure requirements of the applicable form and Rule 12b-20 of the Securities Exchange Act of 1934, as amended, the Company plans to include such information in its SEC filings.

Bridger is not required to publish or otherwise deliver an ESG report to holders of its debt securities under the agreements governing Bridger’s Series 2022 Bond municipal bond financing, and Bridger did not disclose any ESG or climate-related metrics in its offering memoranda or other offering materials to investors in connection with its recent Series 2022 Bond municipal bond financing. Nonetheless, Bridger may (and currently intends to) produce an ESG report on a voluntary basis in future years as it further develops its ESG reporting program. As one would expect for this type of communication, this ESG report is expected to include more expansive information about the Company’s operations, environmental, social and governance developments that do not rise to the level of materiality required for disclosure under federal securities laws.

The Company respectfully advises the Staff that it believes that the Registration Statement includes all climate-related information that is both material to an understanding of the Company’s business and responsive to the Form S-4 disclosure requirements. Specifically, the Company has included disclosure regarding the potential risks, impact, trends and developments relating to climate change and other climate-related matters that may create material opportunities or risks that may have indirect benefits or consequences on the Company that readers of the Registration Statement can consider under the following sections: “Information About Bridger,” including the subsections “Seasonality” beginning on page 219 and “Our Environmental Impact” on page 221, “Risks Related to Bridger’s Business” beginning on page 54 and “Bridger Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 224.

Mr. Fetterolf & Ms. Ransom

September 23, 2022

With respect to future SEC filings, the Company will continue to monitor and evaluate whether the inclusion of additional climate-related information is appropriate at such time in response to applicable disclosure requirements.

52.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on pages 44 and 45 of Amendment No.1 to add the disclosure requested by your comment. The Company also respectfully advises the Staff that the Sponsor, JCIC Sponsor LLC, is a Cayman Islands exempted limited partnership, but it is not owned or controlled by any non-U.S. persons and has its principal place of business within the United States, and JCIC is currently a Cayman Islands exempted company for whom the Sponsor is the controlling shareholder. Thus, a U.S. governmental entity, including CFIUS, should not have jurisdiction to review JCIC’s or the Sponsor’s participation in the Business Combination. JCIC is aware of no facts or relationships with respect to its participation in the Business Combination that would otherwise provide CFIUS or another U.S. government entity jurisdiction to review the Business Combination.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact the undersigned at (212) 310-8891.

Sincerely,

/s/ Jaclyn L. Cohen
Jaclyn L. Cohen
Weil, Gotshal & Manges LLP

cc: Lauren D. Ores, Chief Financial Officer, Jack Creek Investment Corp.